

A.M. Best Rating Services, Inc. 2017 Ratings Performance Measurement Statistics for Exhibit 1 Form NRSRO



A.M. BEST RATING SERVICES, INC.



A.M. BEST RATING SERVICES, INC.

Table 1
Insurance Companies (Financial Strength Ratings) – 1-Year Transition and Default Rates
(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)													Other Outcomes During 12/31/2016-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	204	96.6%	1.0%														2.5%
A+	564		98.0%	1.2%													0.7%
A	1341		3.1%	93.4%	2.0%												1.4%
A-	868		0.2%	6.6%	90.0%	0.7%											2.5%
B++	265		0.4%	0.8%	8.3%	85.7%	0.8%	0.8%									3.4%
B+	147			0.7%	0.7%	18.4%	63.9%	0.7%									15.6%
B	81				7.4%	2.5%	4.9%	70.4%	1.2%	4.9%		1.2%					7.4%
B-	14							7.1%	92.9%								
C++	18								11.1%	61.1%	5.6%	5.6%			5.6%		11.1%
C+	3										100.0%						
C	1							100.0%									
C-	3												66.7%				33.3%
D	2																100.0%
Total	3,511																

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 2

Insurance Companies (Financial Strength Ratings) – 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)													Other Outcomes During 12/31/2014-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	199	91.0%	3.0%														6.0%
A+	553	1.4%	87.9%	7.6%													3.1%
A	1334	0.1%	6.2%	83.1%	3.7%	0.2%		0.3%									6.4%
A-	852		0.4%	13.4%	76.2%	1.8%		0.2%							1.3%		6.8%
B++	302		1.0%	4.0%	17.9%	58.6%	4.3%	1.0%							0.3%		12.9%
B+	158	0.6%		1.3%	1.9%	21.5%	44.9%	5.7%		2.5%					1.3%		20.3%
B	76		1.3%		7.9%	6.6%	9.2%	48.7%	5.3%	3.9%		1.3%					15.8%
B-	15					20.0%		46.7%	13.3%								20.0%
C++	7							28.6%		14.3%	14.3%						42.9%
C+	4									25.0%	50.0%						25.0%
C	2																100.0%
C-	2												100.0%				
D	2																100.0%
Total	3,506																

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 3
Insurance Companies (Financial Strength Ratings) – 10-Year Transition and Default Rates
(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit Ratings as of 12/31/2017 (Percent)													Other Outcomes During 12/31/2007-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	146	59.6%	15.1%	4.1%	1.4%												19.9%
A+	685	11.1%	49.2%	19.9%	1.8%	1.2%		0.3%							0.1%		16.5%
A	1011	0.5%	12.0%	56.1%	9.4%	1.3%	0.2%	0.8%							0.2%		19.6%
A-	998	0.1%	4.8%	31.0%	31.9%	4.0%	0.9%	0.1%	0.1%						0.9%		26.3%
B++	394	0.5%	1.5%	9.9%	24.4%	16.5%	2.8%	1.8%							3.0%		39.6%
B+	285		0.7%	4.9%	10.5%	10.9%	10.5%	3.5%	1.4%	1.4%	0.4%	0.4%			3.2%		52.3%
B	118			4.2%	10.2%	5.9%	8.5%	6.8%	1.7%	1.7%					7.6%		53.4%
B-	74	1.4%	1.4%	2.7%	9.5%	2.7%	5.4%	4.1%		2.7%					4.1%		66.2%
C++	46			2.2%	10.9%	4.3%		2.2%			4.3%		2.2%		4.3%		69.6%
C+	32				12.5%	3.1%									3.1%		81.3%
C	9														22.2%		77.8%
C-	5														20.0%		80.0%
D	4														25.0%		75.0%
Total	3,807																

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 4

Insurance Companies (Issuer Credit Ratings) – 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2016-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (Other)
aaa	32	96.9%																							3.1%
aa+	172		96.5%	1.2%																					2.3%
aa	94			97.9%	2.1%																				
aa-	470			14.5%	83.2%	1.5%																			0.9%
a+	393				7.4%	89.8%	0.8%																		2.0%
a	948			0.1%	1.3%	3.2%	91.5%	2.8%																	1.2%
a-	868				0.2%	0.1%	6.5%	90.0%	0.7%																2.5%
bbb+	144				0.7%		1.4%	13.2%	77.1%	4.9%															2.8%
bbb	121							2.5%	11.6%	78.5%	1.7%	0.8%	0.8%												4.1%
bbb-	147						0.7%	0.7%	0.7%	17.7%	63.9%	0.7%													15.6%
bb+	50							12.0%		4.0%	8.0%	62.0%	4.0%					2.0%							8.0%
bb	31												77.4%	3.2%	12.9%										6.5%
bb-	14											7.1%		92.9%											
b+	10													20.0%	50.0%								10.0%		20.0%
b	8														12.5%	62.5%	12.5%	12.5%							
b-	3																100.0%								
ccc+	1												100.0%												
ccc	0																								
ccc-	0																								
cc	3																				66.7%				33.3%
c	2																								100.0%
Total	3,511																								

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 5

Insurance Companies (Issuer Credit Ratings) – 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (other)
aaa	32	93.8%																							6.3%
aa+	167		90.4%	3.0%	0.6%																				6.0%
aa	95		7.4%	86.3%	2.1%																				4.2%
aa-	458		0.2%	12.4%	75.3%	9.2%																			2.8%
a+	352			1.4%	13.1%	73.0%	6.8%	0.3%																	5.4%
a	982		0.2%	1.0%	2.2%	7.8%	76.4%	4.9%	0.1%	0.2%		0.4%													6.7%
a-	852				0.4%	0.4%	13.0%	76.2%	1.5%	0.2%		0.2%											1.3%		6.8%
bbb+	152				2.0%	1.3%	4.6%	25.0%	46.1%	11.2%	0.7%														9.2%
bbb	150						2.0%	10.7%	15.3%	44.7%	8.0%	0.7%	1.3%										0.7%		16.7%
bbb-	158		0.6%				1.3%	1.9%	2.5%	19.0%	44.9%	2.5%	3.2%		2.5%								1.3%		20.3%
bb+	46				2.2%			13.0%		10.9%	2.2%	43.5%	6.5%	2.2%		6.5%		2.2%							10.9%
bb	30										20.0%		46.7%	10.0%											23.3%
bb-	15										20.0%			46.7%	13.3%										20.0%
b+	3													66.7%											33.3%
b	4															25.0%	25.0%								50.0%
b-	4															25.0%	50.0%								25.0%
ccc+	1																								100.0%
ccc	1																								100.0%
ccc-	0																								
cc	2																				100.0%				
c	2																								100.0%
Total	3,506																								

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 6

Insurance Companies (Issuer Credit Ratings) – 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Rating as of 12/31/2007		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2007-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	34	73.5%	11.8%																						14.7%
aa+	112		51.8%	9.8%	9.8%	4.5%	0.9%	1.8%																	21.4%
aa	167		3.0%	42.5%	28.1%	3.0%		0.6%																	22.8%
aa-	477		14.9%	4.2%	37.1%	12.8%	12.2%	2.3%	1.5%	0.2%		0.4%													14.5%
a+	224			4.0%	12.1%	43.3%	18.3%	1.8%	0.9%	0.4%															19.2%
a	716		0.6%	3.6%	8.1%	12.2%	42.0%	11.0%	0.7%	0.6%	0.1%	1.1%											0.3%		19.7%
a-	913		0.1%	0.1%	4.6%	4.3%	27.8%	30.2%	3.1%	1.0%	0.9%			0.1%									0.9%		26.9%
bbb+	116				1.7%		12.9%	31.0%	8.6%	6.9%	2.6%		1.7%										2.6%		31.9%
bbb	239		0.8%	0.4%	1.3%	2.1%	6.3%	20.5%	3.8%	11.7%	3.3%	1.3%	0.8%										3.3%		44.4%
bbb-	256				0.4%	1.2%	3.1%	11.3%	3.1%	7.4%	9.0%	2.0%	2.0%	1.6%	1.2%	0.4%	0.4%	0.4%					3.1%		53.5%
bb+	38						2.6%	21.1%	5.3%		13.2%	5.3%		2.6%									5.3%		44.7%
bb	71						4.2%	5.6%		4.2%	7.0%	4.2%	4.2%			2.8%							8.5%		59.2%
bb-	69		1.4%		1.4%	1.4%	1.4%	10.1%		1.4%	5.8%	1.4%	2.9%		1.4%	1.4%							4.3%		65.2%
b+	11							9.1%	9.1%	9.1%			9.1%				9.1%						9.1%		45.5%
b	33						3.0%	12.1%									3.0%				3.0%		3.0%		75.8%
b-	32							12.5%		3.1%													3.1%		81.2%
ccc+	0																								
ccc	7																								100.0%
ccc-	1																						100.0%		
cc	4																								100.0%
c	4																						25.0%		75.0%
Total	3,524																								

*Category Not Applicable to Insurance Companies



Table 7

Insurance Companies* (Short-Term Ratings) – 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)					Other Outcomes During 12/31/2016-12/31/2017 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	7	100.0%							
AMB-1	10		90.0%					10.0%	
AMB-2	4			100.0%					
AMB-3	0								
AMB-4	0								
Total	21								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels


A.M. BEST RATING SERVICES, INC.

Table 8
Insurance Companies* (Short-Term Ratings) – 3-Year Transition and Default Rates
(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)					Other Outcomes During 12/31/2014-12/31/2017 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	8	75.0%						25.0%	
AMB-1	9	11.1%	77.8%					11.1%	
AMB-2	6		33.3%	66.7%					
AMB-3	0								
AMB-4	0								
Total	23								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



A.M. BEST RATING SERVICES, INC.

Table 9

Insurance Companies* (Short-Term Ratings) – 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit Ratings as of 12/31/2017 (Percent)					Other Outcomes During 12/31/2007-12/31/2017 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	9	66.7%						33.3%	
AMB-1	15	6.7%	53.3%	6.7%				33.3%	
AMB-2	5		20.0%	60.0%				20.0%	
AMB-3	0								
AMB-4	0								
Total	29								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



A.M. BEST RATING SERVICES, INC.

Table 10

Corporate Issuers – 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																						Other Outcomes During 12/31/2016-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (Other)
aaa	2	100.0%																							
aa+	1		100.0%																						
aa	0																								
aa-	1				100.0%																				
a+	6					100.0%																			
a	9						100.0%																		
a-	43						7.0%	88.4%	2.3%																2.3%
bbb+	21							9.5%	90.5%																
bbb	50							2.0%	8.0%	78.0%	6.0%														6.0%
bbb-	32									3.1%	93.8%														3.1%
bb+	2											100.0%													
bb	6									16.7%	16.7%		50.0%												16.7%
bb-	3													100.0%											
b+	0																								
b	1															100.0%									
b-	1																100.0%								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	1																				100.0%				
c	0																								
Total	179																								

*Category Applicable to Insurance-Linked Securities



A.M. BEST RATING SERVICES, INC.

Table 11

Corporate Issuers – 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	2	100.0%																							
aa+	1		100.0%																						
aa	1																								100.0%
aa-	1				100.0%																				
a+	5					100.0%																			
a	10						90.0%																		10.0%
a-	41						7.3%	80.5%	4.9%	2.4%															4.9%
bbb+	20							20.0%	70.0%	5.0%															5.0%
bbb	49							6.1%	14.3%	63.3%	8.2%			4.1%											4.1%
bbb-	29									10.3%	79.3%														10.3%
bb+	6									16.7%	16.7%	50.0%													16.7%
bb	4												50.0%												50.0%
bb-	2										50.0%			50.0%											
b+	0																								
b	2															50.0%					50.0%				
b-	1																100.0%								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	174																								

*Category Applicable to Insurance-Linked Securities



A.M. BEST RATING SERVICES, INC.

Table 12

Corporate Issuers – 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2007-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	4	50.0%					25.0%																		25.0%
aa+	1		100.0%																						
aa	4									25.0%															75.0%
aa-	7						14.3%	42.9%																	42.9%
a+	4						50.0%	25.0%																	25.0%
a	24						20.8%	41.7%		4.2%	4.2%														29.2%
a-	35					14.3%	2.9%	34.3%	17.1%	2.9%	2.9%			2.9%											22.9%
bbb+	16							18.8%	37.5%	12.5%															31.3%
bbb	37						2.7%	13.5%	24.3%	24.3%	5.4%			2.7%											27.0%
bbb-	38							2.6%		36.8%	23.7%	2.6%	2.6%												31.6%
bb+	10									10.0%													10.0%		80.0%
bb	9												11.1%												88.9%
bb-	11									9.1%				9.1%											81.8%
b+	3																						33.3%		66.7%
b	1																								100.0%
b-	5																				20.0%				80.0%
ccc+	1																								100.0%
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	210																								

*Category Applicable to Insurance-Linked Securities



A.M. BEST RATING SERVICES, INC.

Table 13
Asset-Backed Securities: RMBS*– 1-Year Transition and Default Rates
(December 31, 2016 through December 31, 2017)

* No ratings associated with this credit rating subclass


A.M. BEST RATING SERVICES, INC.

Table 14

Asset-Backed Securities: RMBS*– 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

* No ratings associated with this credit rating subclass


A.M. BEST RATING SERVICES, INC.

Table 15

Asset-Backed Securities: RMBS*– 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

* No ratings associated with this credit rating subclass



A.M. BEST RATING SERVICES, INC.

Table 16
Asset-Backed Securities: CMBS*– 1-Year Transition and Default Rates
(December 31, 2016 through December 31, 2017)

* No ratings associated with this credit rating subclass



A.M. BEST RATING SERVICES, INC.

Table 17
Asset-Backed Securities: CMBS*– 3-Year Transition and Default Rates
(December 31, 2014 through December 31, 2017)

* No ratings associated with this credit rating subclass



A.M. BEST RATING SERVICES, INC.

Table 18

Asset-Backed Securities: CMBS*– 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

* No ratings associated with this credit rating subclass



A.M. BEST RATING SERVICES, INC.

Table 19

Asset-Backed Securities: CLOs*– 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

* No ratings associated with this credit rating subclass



A.M. BEST RATING SERVICES, INC.

Table 20

Asset-Backed Securities: CLOs*– 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

* No ratings associated with this credit rating subclass



A.M. BEST RATING SERVICES, INC.

Table 21

Asset-Backed Securities: CLOs* – 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

* No ratings associated with this credit rating subclass



A.M. BEST RATING SERVICES, INC.

Table 22
Asset-Backed Securities: CDOs – 1-Year Transition and Default Rates
(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																							Other Outcomes During 12/31/2016-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	1																							100.0%	
aa+	1																							100.0%	
aa	0																								
aa-	0																								
a+	3																							100.0%	
a	0																								
a-	0																								
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	0																								
bb	0																								
bb-	0																								
b+	3																							100.0%	
b	0																								
b-	0																								
ccc+	1																							100.0%	
ccc	0																								
ccc-	2																							100.0%	
cc	0																								
c	2																							100.0%	
Total	13																								



A.M. BEST RATING SERVICES, INC.

Table 23

Asset-Backed Securities: CDOs – 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2																							100.0%	
aa+	3																							100.0%	
aa	0																								
aa-	0																								
a+	1																							100.0%	
a	0																								
a-	2																							100.0%	
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	0																								
bb	0																								
bb-	0																								
b+	3																							100.0%	
b	0																								
b-	3																							100.0%	
ccc+	1																							100.0%	
ccc	0																								
ccc-	3																							100.0%	
cc	0																								
c	2																							100.0%	
Total	20																								



A.M. BEST RATING SERVICES, INC.

Table 24
Asset-Backed Securities: CDOs – 10-Year Transition and Default Rates
(December 31, 2007 through December 31, 2017)

Credit Ratings as of 12/31/2007		Credit Ratings as of 12/31/2017 (Percent)																						Other Outcomes During 12/31/2007-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	21																							100.0%	
aa+	0																								
aa	5																							100.0%	
aa-	0																								
a+	0																								
a	3																							100.0%	
a-	14																							100.0%	
bbb+	0																								
bbb	7																							100.0%	
bbb-	0																								
bb+	0																								
bb	1																							100.0%	
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	51																								



A.M. BEST RATING SERVICES, INC.

Table 25

Asset-Backed Securities: ABCP– 1-Year Transition and Default Rates*

(December 31, 2016 through December 31, 2017)

* No ratings associated with this subclass of credit ratings for this term


A.M. BEST RATING SERVICES, INC.

Table 26

Asset-Backed Securities: ABCP– 3-Year Transition and Default Rates*

(December 31, 2014 through December 31, 2017)

* No ratings associated with this subclass of credit ratings for this term


A.M. BEST RATING SERVICES, INC.

Table 27

Asset-Backed Securities: ABCP– 10-Year Transition and Default Rates*

(December 31, 2007 through December 31, 2017)

* No ratings associated with this subclass of credit ratings for this term



A.M. Best Rating Services, Inc.

Table 28

Asset-Backed Securities: Other ABS*– 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

* No ratings associated with this credit rating subclass



A.M. BEST RATING SERVICES, INC.

Table 29

Asset-Backed Securities: Other ABS*– 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

* No ratings associated with this credit rating subclass



A.M. BEST RATING SERVICES, INC.

Table 30

Asset-Backed Securities: Other ABS*– 10-Year Transition and Default Rates

(December 31, 2007 through December 31, 2017)

* No ratings associated with this credit rating subclass



Table 31

Asset-Backed Securities: Other SFPs* – 1-Year Transition and Default Rates

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																							Other Outcomes During 12/31/2016-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	2		100.0%																						
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	0																								
bbb+	0																								
bbb	0																								
bbb-	1										100.0%														
bb+	0																								
bb	0																								
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	5																								

*The products included in this subclass relate to life settlements, annuities and structured settlements.



Table 32

Asset-Backed Securities: Other SFPs* – 3-Year Transition and Default Rates

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																						Other Outcomes During 12/31/2014-12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	1		100.0%																						
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	2		50.0%																						50.0%
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	0																								
bb	1										100.0%														
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	6																								

*The products included in this subclass relate to life settlements, annuities and structured settlements.



A.M. BEST RATING SERVICES, INC.

Table 33

Asset-Backed Securities: Other SFPs* – 10-Year Transition and Default Rates**

(December 31, 2007 through December 31, 2017)

*The products included in this subclass relate to life settlements, annuities and structured settlements

** No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Definition of Rating Symbols

See below for a description and scale of Best's rating categories and symbols

Best's Financial Strength Rating (FSR) Scale:

Rating Categories	Rating Symbols	Rating Notches*	Category Definitions
Superior	A+	A++	Assigned to insurance companies that have, in our opinion, a superior ability to meet their ongoing insurance obligations.
Excellent	A	A-	Assigned to insurance companies that have, in our opinion, an excellent ability to meet their ongoing insurance obligations.
Good	B+	B++	Assigned to insurance companies that have, in our opinion, a good ability to meet their ongoing insurance obligations.
Fair	B	B-	Assigned to insurance companies that have, in our opinion, a fair ability to meet their ongoing insurance obligations. Financial strength is vulnerable to adverse changes in underwriting and economic conditions.
Marginal	C+	C++	Assigned to insurance companies that have, in our opinion, a marginal ability to meet their ongoing insurance obligations. Financial strength is vulnerable to adverse changes in underwriting and economic conditions.
Weak	C	C-	Assigned to insurance companies that have, in our opinion, a weak ability to meet their ongoing insurance obligations. Financial strength is very vulnerable to adverse changes in underwriting and economic conditions.
Poor	D	-	Assigned to insurance companies that have, in our opinion, a poor ability to meet their ongoing insurance obligations. Financial strength is extremely vulnerable to adverse changes in underwriting and economic conditions.

* Each Best's Financial Strength Rating Category from "A+" to "C" includes a Rating Notch to reflect a gradation of financial strength within the category. A Rating Notch is expressed with either a second plus "+" or a minus "-".

Financial Strength Non-Rating Designations:

Designation Symbols	Designation Definitions
E	Status assigned to insurance companies that are publicly placed under a significant form of regulatory supervision, control or restraint - including cease and desist orders, conservatorship or rehabilitation, but not liquidation - that prevents conduct of normal ongoing insurance operations; an impaired insurer.
F	Status assigned to insurance companies that are publicly placed in liquidation by a court of law or by a forced liquidation; an impaired insurer.
S	Status assigned to rated insurance companies to suspend the outstanding FSR when sudden and significant events impact operations and rating implications cannot be evaluated due to a lack of timely or adequate information; or in cases where continued maintenance of the previously published rating opinion is in violation of evolving regulatory requirements.
NR	Status assigned to insurance companies that are not rated; may include previously rated insurance companies or insurance companies that have never been rated by A.M. Best.

Form NRSRO Exhibit 1



A.M. Best Rating Services, Inc.

Best's Long-Term Issuer Credit Rating (ICR) Scale:

Rating Categories	Rating Symbols	Rating Notches*	Category Definitions
Exceptional	aaa	-	Assigned to entities that have, in our opinion, an exceptional ability to meet their ongoing senior financial obligations.
Superior	aa	aa+ / aa-	Assigned to entities that have, in our opinion, a superior ability to meet their ongoing senior financial obligations.
Excellent	a	a+ / a-	Assigned to entities that have, in our opinion, an excellent ability to meet their ongoing senior financial obligations.
Good	bbb	bbb+ / bbb-	Assigned to entities that have, in our opinion, a good ability to meet their ongoing senior financial obligations.
Fair	bb	bb+ / bb-	Assigned to entities that have, in our opinion, a fair ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Marginal	b	b+ / b-	Assigned to entities that have, in our opinion, a marginal ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Weak	ccc	ccc+ / ccc-	Assigned to entities that have, in our opinion, a weak ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Very Weak	cc	-	Assigned to entities that have, in our opinion, a very weak ability to meet their ongoing senior financial obligations. Credit quality is very vulnerable to adverse changes in industry and economic conditions.
Poor	c	-	Assigned to entities that have, in our opinion, a poor ability to meet their ongoing senior financial obligations. Credit quality is extremely vulnerable to adverse changes in industry and economic conditions.

* Best's Long-Term Issuer Credit Rating Categories from "aa" to "ccc" include Rating Notches to reflect a gradation within the category to indicate whether credit quality is near the top or bottom of a particular Rating Category. Rating Notches are expressed with a "+" (plus) or "-" (minus).

Best's Short-Term Issuer Credit Rating (ICR) Scale:

Rating Categories	Rating Symbols	Category Definitions
Strongest	AMB-1+	Assigned to entities that have, in our opinion, the strongest ability to repay their short-term financial obligations.
Outstanding	AMB-1	Assigned to entities that have, in our opinion, an outstanding ability to repay their short-term financial obligations.
Satisfactory	AMB-2	Assigned to entities that have, in our opinion, a satisfactory ability to repay their short-term financial obligations.
Adequate	AMB-3	Assigned to entities that have, in our opinion, an adequate ability to repay their short-term financial obligations; however, adverse industry or economic conditions likely will reduce their capacity to meet their financial commitments.
Questionable	AMB-4	Assigned to entities that have, in our opinion, questionable credit quality and are vulnerable to adverse economic or other external changes, which could have a marked impact on their ability to meet their financial commitments.



A.M. BEST RATING SERVICES, INC.

Long- and Short-Term Issuer Credit Non-Rating Designations:

Designation Symbols	Designation Definitions
d	Status assigned to entities (excluding insurers) that are in default or when a bankruptcy petition or similar action has been filed and made public.
e	Status assigned to insurers that are publicly placed under a significant form of regulatory supervision, control or restraint - including cease and desist orders, conservatorship or rehabilitation, but not liquidation - that prevents conduct of normal ongoing operations; an impaired entity.
f	Status assigned to insurers that are publicly placed in liquidation by a court of law or by a forced liquidation; an impaired entity.
s	Status assigned to rated entities to suspend the outstanding ICR when sudden and significant events impact operations and rating implications cannot be evaluated due to a lack of timely or adequate information; or in cases where continued maintenance of the previously published rating opinion is in violation of evolving regulatory requirements.
nr	Status assigned to entities that are not rated; may include previously rated entities or entities that have never been rated by A.M. Best.

Best's Long-Term Issue Credit Rating (IR) Scale:

Rating Categories	Rating Symbols	Rating Notches*	Category Definitions
Exceptional	aaa	–	Assigned to issues where, in our opinion, there is an exceptional ability to meet the terms of the obligation.
Superior	aa	aa+ / aa-	Assigned to issues where, in our opinion, there is a superior ability to meet the terms of the obligation.
Excellent	a	a+ / a-	Assigned to issues where, in our opinion, there is an excellent ability to meet the terms of the obligation.
Good	bbb	bbb+ / bbb-	Assigned to issues where, in our opinion, there is a good ability to meet the terms of the obligation; however, the issue is more susceptible to changes in economic or other conditions.
Fair	bb	bb+ / bb-	Assigned to issues where, in our opinion, fair credit characteristics exist, generally due to a moderate margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by a vulnerability to economic changes or other conditions.
Marginal	b	b+ / b-	Assigned to issues where, in our opinion, marginal credit characteristics exist, generally due to a modest margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by an enhanced vulnerability to economic changes or other conditions.
Weak	ccc	ccc+ / ccc-	Assigned to issues where, in our opinion, weak credit characteristics exist, generally due to a minimal margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by a limited ability to withstand adverse changes in economic or other conditions.
Very Weak	cc	–	Assigned to issues where, in our opinion, very weak credit characteristics exist, generally due to an extremely minimal margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by a limited ability to withstand adverse changes in economic or other conditions.
Poor	c	–	Assigned to issues where, in our opinion, poor credit characteristics exist, generally due to an extremely minimal margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by an extremely limited ability to withstand adverse changes in economic or other conditions.



A.M. BEST RATING SERVICES, INC.

Best's Long-Term Issue Credit Rating Categories from "aa" to "ccc" include Rating Notches to reflect a gradation within the category to indicate whether credit quality is near the top or bottom of a particular Rating Category. Rating Notches are expressed with a "+" (plus) or "-" (minus).

Best's Short-Term Issue Credit Rating (IR) Scale:

Rating Categories	Rating Symbols	Category Definitions
Strongest	AMB-1+	Assigned to issues where, in our opinion, the strongest ability to repay short-term debt obligations exists.
Outstanding	AMB-1	Assigned to issues where, in our opinion, an outstanding ability to repay short-term debt obligations exists.
Satisfactory	AMB-2	Assigned to issues where, in our opinion, a satisfactory ability to repay short-term debt obligations exists.
Adequate	AMB-3	Assigned to issues where, in our opinion, an adequate ability to repay short-term debt obligations exists; however, adverse economic conditions likely will reduce the capacity to meet financial commitments.
Questionable	AMB-4	Assigned to issues that, in our opinion, contain questionable credit characteristics and are vulnerable to adverse economic or other external changes, which could have a marked impact on the ability to meet financial commitments.

Long- and Short-Term Issue Credit Non-Rating Designations:

Designation Symbols	Designation Definitions
d	Status assigned to issues in default on payment of principal, interest or other terms and conditions, or when a bankruptcy petition or similar action has been filed and made public; or where the issuing entity has been designated as impaired (e/f [Issuer Credit] or E/F [Financial Strength] designations) or in default (d [Issuer Credit] designation).
s	Status assigned to rated issues to suspend the outstanding IR when sudden and significant events have occurred and rating implications cannot be evaluated due to a lack of timely or adequate information; or in cases where continued maintenance of the previously published rating opinion is in violation of evolving regulatory requirements.
nr	Status assigned to issues that are not rated; may include previously rated issues or issues that have never been rated by A.M. Best.

For additional information relating to credit rating definition symbols, numbers, or scores in the rating scales used by A.M. Best to denote credit rating categories and notches within those categories for the classes and subclass of credit ratings in the Transition/Default Matrices presented in Exhibit I, please refer to A.M. Best's Understanding Best's Credit Ratings, located at http://www.ambest.com/.



A.M. BEST RATING SERVICES, INC.

Definition of Default

A.M. Best defines a default as when either of the following conditions apply: 1) an obligor failed to timely pay principal or interest due according to the terms of an obligation or the issuer of the security or money market instrument failed to timely pay principal or interest due according to the terms of the security or money market instrument; or 2) an obligor has been designated as a Financially Impaired Company or FIC.

A.M. Best designates an insurer as an FIC as of the first public action taken by an insurance department or regulatory body, whereby the insurer's a) ability to conduct normal insurance operations is adversely affected, b) capital and surplus have been deemed inadequate to meet regulatory requirements, or c) general financial condition has triggered regulatory concern. The actions include supervision, rehabilitation, liquidation, receivership, conservatorship, cease-and-desist orders, suspension, license revocation and certain administrative orders. Companies that enter voluntary dissolution and are not under financial duress at that time are not counted as financially impaired.

Please note that financial impairment often occurs even if an insurance company has not formally been declared insolvent. For instance, an FIC's capital and surplus could have been deemed inadequate to meet risk-based capital requirements, or there might have been regulatory concern regarding its general financial condition. Thus, at any given rating level, more insurers would be impaired, according to the A.M. Best definition, than actually would default on insurance policy and contract obligations. Nevertheless, A.M. Best includes financial impairment in its default definition.

Credit Rating Histories

The credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) are located at www.ambest.com/nrsro/.